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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Mothers Work, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

619903107

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619903107	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 581,839
9. Sole Dispositive Power
10. Shared Dispositive Power 581,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 581,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 619903107	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 581,839
9. Sole Dispositive Power
10. Shared Dispositive Power 581,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 581,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 619903107	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 581,839
9. Sole Dispositive Power
10. Shared Dispositive Power 581,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 581,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 619903107	13D	Page 5 of 14 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 581,839
8. Shared Voting Power
9. Sole Dispositive Power 581,839
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 581,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 619903107	13D	Page 6 of 14 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 581,839
8. Shared Voting Power
9. Sole Dispositive Power 581,839
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 581,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 619903107	Page 7 of 14 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Mothers Work, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 456 North Fifth Street, Philadelphia, Pennsylvania, 19123.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Goldman and Scharfman (each, a “Manager” and, collectively, the “Managers”) are the management committee directors of the GP, which is the sole general partner of the Fund. By virtue of their positions, each of the Managers has shared power to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is Two Sound View Drive, Suite 300, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC (the “Management Company”), which provides advisory and administrative services to the GP and is located at Two Sound View Drive, Suite 300, Greenwich, CT 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 581,839 shares of Common Stock for $8,522,922.75 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

CUSIP No. 619903107	Page 8 of 14 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that the Issuer’s Common Stock is undervalued and represents an attractive investment opportunity. In February 2008, the Fund communicated to the Issuer a non-binding offer to acquire all shares of the Issuer’s stock. In response, the Issuer indicated it did not wish to pursue the Fund’s offer at that time. As a result of this response and a material decline in the Issuer’s operating performance, the Fund is no longer prepared to pursue an acquisition of all shares of the Issuer’s stock.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

CUSIP No. 619903107	Page 9 of 14 Pages

Item 5.	Interest in Securities of the Issuer

(a) In the aggregate, the Reporting Persons beneficially own as of May 20, 2008 581,839 shares of the Common Stock, representing approximately 9.6% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns as of May 20, 2008 581,839 shares of the Common Stock, representing approximately 9.6% of such class of securities. These percentages of beneficial ownership are based on a total of 6,069,381 shares of the Common Stock outstanding as of May 1, 2008, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended March 31, 2008.

(b) By virtue of their positions as management committee directors of the GP, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.

(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from March 13, 2008 (the date 60 days prior to the event which requires the filing of this statement) to May 20, 2008:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)
03/13/08	4,778	$15.7120
03/14/08	10,401	15.7415
03/14/08	(695)	16.2676
03/17/08	3,675	15.7897
03/18/08	100	15.7500
03/19/08	(4,000)	16.0835
03/20/08	2,108	16.1569
03/20/08	(1,000)	16.5210
03/24/08	600	16.4900
03/24/08	(600)	17.3717
03/25/08	(10,000)	17.1889
03/26/08	4,497	16.5123
03/27/08	5,200	16.8037
03/28/08	11,588	16.6599
03/31/08	700	16.3800
04/01/08	(3,300)	17.2878
04/02/08	(5,802)	17.4683
04/03/08	(920)	17.5000
04/04/08	(20,400)	17.5169
04/08/08	(100)	17.7000

CUSIP No. 619903107	Page 10 of 14 Pages

04/10/08	4,285	16.0536
04/11/08	988	16.2222
04/22/08	2,500	16.2472
04/23/08	12,100	14.2419
04/24/08	30,700	14.3422
05/12/08	197,552	13.4999
05/13/08	(800)	14.1975
05/14/08	60,000	13.7977
05/15/08	6,031	13.8932
05/16/08	7,785	13.8638
05/19/08	8,182	13.9640
05/20/08	3,603	13.9164

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases and sales have been aggregated daily, and purchase and sale prices do not reflect brokerage commissions paid.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1     Joint Filing Agreement by and among Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. dated as of May 21, 2008.

CUSIP No. 619903107	Page 11 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 21, 2008

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

CUSIP No. 619903107	Page 12 of 14 Pages

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman

CUSIP No. 619903107	Page 13 of 14 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of May 21, 2008, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Mothers Work, Inc., a Delaware corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

CUSIP No. 619903107	Page 14 of 14 Pages

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman